ST Assembly Test Services Ltd
                                             5 Yishun Street 23 Singapore 768442
                                             Tel: 7555855  Fax: 7559006


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FOR IMMEDIATE RELEASE

                                        For enquiries, please contact:

                                        David Ferm
                                        Director, Investor Relations
                                        Tel: (408) 941 3007, Fax: (408) 941 3107
                                        email: dferm@statsus.com
                                               -----------------

                                        Elaine Ang
                                        Manager, Investor Relations
                                        Tel: (65) 751 1738, Fax: (65) 755 1585
                                        email: angelaine@stats.st.com.sg
                                               -------------------------



STATS Announces Appointment of New Chief Financial Officer

SINGAPORE - May 2, 2000 - ST Assembly Test Services Ltd (Nasdaq: STTS and SGX:
ST Assembly) ("STATS" or the "Company") announced today the appointment of Tan Lay Koon as the new Chief Financial Officer of the Company.

As the Chief Financial Officer, Lay Koon will have overall responsibility for all financial and accounting, investor relations and legal matters of the Company. In that capacity, he will report directly to Tan Bock Seng, Chairman & Chief Executive Officer.

"We are very pleased that Lay Koon has decided to join us. Lay Koon brings with him many years of financial management experience. As STATS grows, it is important that we have the right financial support for our business. Lay Koon is well qualified to provide leadership in this area," said Tan Bock Seng.

Lay Koon joins STATS from Salomon Smith Barney, the global investment banking unit of Citigroup Inc., where he last served as a Director of Investment Banking focusing on technology companies. Before that, he held various positions with the Government of Singapore, Times Publishing Limited and United Overseas Bank Limited in Singapore.

Lay Koon graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan scholar. He also has a Master of Business Administration (Distinction) degree from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.

Wong Kok Kit, the present Chief Financial Officer, has decided to leave the Company to pursue other interests.


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                                             ST Assembly Test Services Ltd
                                             5 Yishun Street 23 Singapore 768442
                                             Tel: 7555855  Fax: 7559006


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About ST Assembly Test Services Ltd

ST Assembly Test Services Ltd (Nasdaq: STTS and SGX: ST Assembly) is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries, and provides full back-end turnkey solutions to customers world wide. With its principal operations in Singapore and global operations in the United States, United Kingdom and Japan, STATS has particular expertise in testing mixed-signal semiconductors which are used extensively in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional leadframe, advanced leadframe and laminate, including a wide range of ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and the Singapore Exchange on 28 January 2000 and 31 January 2000, respectively.

For more information, visit the Company's website at www.stats.com.sg
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